FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JUNE 2008

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – News Release dated June 5, 2008,

➢

Oromin Explorations Ltd. – BC FORM 53-901F Material Change ,

➢

Oromin Explorations Ltd. – News Release dated June 27, 2008,

➢

Oromin Explorations Ltd. – BC FORM 53-901F Material Change.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: August 8, 2008

By:    “Chet Idziszek”

Chet Idziszek

Its:       President

(Title)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

August 8, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

OROMIN      Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll free (877) 529-8475
Fax: (604) 331-8773 E- mail: info@oromin.com

June 5 , 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

SIX DRILLS CONTINUE TO PROVIDE

EXCELLENT RESULTS AT SABODALA

➢

MOST RECENT DRILL RESULTS CONTINUE TO EXPAND GOLD MINERALIZATION AT THE GOLOUMA SOUTH, GOLOUMA WEST AND MASATO DEPOSITS INCLUDING:

o

12 metres of 10.95 g/t gold in DH-188 at Golouma South

o

22 metres of 5.68  g/t gold in DH-194 at Golouma South

o

19 metres of 5.66 g/t gold in DH-226 at Golouma West

o

5 metres of 16.39 g/t gold in DH-229 at Golouma West

o

9 metres of 8.92 g/t gold in DH-292  at Masato

o

39+ metres of 3.04 g/t gold in DH-325 at Masato

➢

INITIAL NI 43-101 COMPLIANT MINERAL RESOURCE ESTIMATE BY SRK SCHEDULED FOR END OF JUNE

➢

INITIAL DRILLING STARTED AT SABODALA NORTH, SEKOTO, GOUMBATI, NIAKAFIRI SOUTHEAST/NIAKAFIRI SOUTHWEST TARGETS.

Oromin Explorations Ltd. (“Oromin”) is pleased to announce additional results from the ongoing step-out and in-fill drilling program at the Golouma West, Golouma South and Masato Gold Deposits.  SRK Consulting (Canada) Inc. are undertaking a NI 43-101compliant inferred mineral resource estimate for these three deposits scheduled for completion and delivery the last week of June.

Currently, six drill rigs are involved in Oromin’s 140,000 metre, 2008 drilling program focused on resource definition and delineation of the Sabodala project’s numerous gold zones and deposits.  Results from the ongoing property-wide exploration program continue to support Oromin’s model of multiple gold deposits within the Sabodala Exploration Licence.

GOLOUMA SOUTH GOLD DEPOSIT

The Golouma South gold deposit is centred within a distinct 3-kilometre northeast trending gold geochemical anomaly that forms the southeast boundary of the extensive (2.0 km x 3.5 km) Golouma gold geochemical anomaly complex.

Our reverse circulation and diamond core drilling results continue to expand mineralization, now successfully drilled over a 1,065 metre strike extent, which ranges from the southernmost hole RC-265, which returned 12.62 g/t gold over 5 metres, to the Northeast portion of the deposit where RC-268 returned 7.40 g/t gold over 5 metres and 13.08 g/t gold over 6 metres.  Resource drilling to date (at 40-metre and 20-metre centres) has concentrated along 450 metres of the “main zone” area located between 3+75S and 0+75N.  Some of the most significant new results at Golouma South include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
DH-188	7	12	10.95
DH-194	82	22	5.68
DH-231	212	3	24.86
DH-235	173	7	6.29

GOLOUMA WEST GOLD DEPOSIT

The Golouma West Gold Deposit mineralization has now been traced over 1,500 metres on surface, and locally to over 300 metres at depth and remains open in all directions.  Oromin is currently drilling this deposit over a one kilometre extent, on 40-metre and locally 20-metre centres using both reverse circulation and diamond core rigs.

The results continue to expand mineralization.  Grade and thickness correlations continue to be excellent both along strike and to depth.   Some of the most significant new results at Golouma West include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
DH-223	102	9	5.52
DH-226 and	163 200	19 9	5.66 5.28
DH-229	14	5	16.39
DH-239	161	4	13.02

MASATO GOLD DEPOSIT

The Masato Gold Deposit is defined by a strong gold-in-soil geochemical anomaly 2.6 kilometres in length by up to 1.2 kilometres in width and by surface trenching.  It is located 1.2 kilometres due east of Mineral Deposits Ltd.’s gold deposit (2.01 million ounces of measured and indicated resources at 2.2 g/t gold) that is being readied for production in the fourth quarter of 2008.  (See MDL’s April 18, 2008 news release).

The Masato deposit trends northeast and dips moderately steeply to the west. It is currently being shallow drilled (up to -200 metre depth) on 40-metre and locally 20-metre centres over a 1.42 kilometre strike extent.  This deposit remains open in both directions and at depth.

Some of the most significant new results at Masato include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-285 Incl.	199 201	12 5	2.31 4.48
RC-292 Incl.	111 113	9 2	8.92 37.61
RC-297 Incl.	139 140	14 5	2.53 5.51
RC-305 Incl.	141 164	32 9	1.44 2.63
RC-307	194	8	2.79
RC-309 Incl.	183 189	19 4	1.45 4.11
RC-325 Incl.	27 35	39+ 13	3.04 5.30
DH-237 Incl.	126 141	24 7	2.00 3.86

OTHER GOLD TARGETS

In recent weeks, Oromin has begun drill-testing its other significant gold targets.  Each of these gold targets has returned excellent initial trench results similar to the initial trench results at Golouma West and Golouma South prior to Oromin’s early drilling success there.  In addition to soil geochemistry and trenching, Oromin is utilizing a recently completed High-Resolution Induced Polarization geophysical survey to assist with drill targeting.

To date, Oromin has completed five holes at Goumbati West, two holes at Sabodala North, six holes at Sekoto and five holes at the Niakafiri Southeast/Niakafiri Southwest targets.  The Niakafiri Southeast/Niakafiri Southwest targets are immediate on-trend extensions to Oromin’s Maki Medina target area where previous limited drilling returned up to 2.69 g/t gold over 12 metres in DH-75.  In addition, Oromin has initiated the drill-

testing of two sub-parallel IP anomalies to the east of the Masato deposit.  Results are pending for all the foregoing drill holes.

The following table outlines initial trenching results from some of Oromin’s many outside exploration targets:

Target	Interval (m)	Gold (g/t)
Sekoto	12	3.78
Korolo	13	3.22
Maleko	5	6.21
Clover Leaf	7	6.48
Kinemba	8	5.49

Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release.  TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

SCHEDULE

Golouma South Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-188	1+15N	2997N/5176E	110/-60	7-19 Incl.11-15	12 4	10.95 21.46
DH-194	1+15N	3024N/5097E	110/-60	73-75 82-104 Incl.86-93	2 22 7	10.53 5.68 12.90
DH-231	0+50S	3101N/5071E	110/-60	191-198 Incl.193-194 212-215 Incl.212-213	7 1 3 1	4.23 13.03 24.86 67.01
DH-235	0+50S	3116N/5033E	110/-60	166-167 173-180 Incl.176-180	1 7 4	15.29 6.29 9.50

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Golouma West Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-205	3+40W	3572N/4723E	015/-60	59-65	6	3.23
DH-223	2+60W	3431N/4770E	015/-70	92-98 102-111 Incl.104-108	6 9 4	1.35 5.52 10.35
DH-225	5+40W	3393N/4462E	015/-62	351-355	4	2.43
DH-226	7+60W	3670N/4285E	115/-68	0-1 163-182 Incl.165-169 and 178-181 200-209 Incl.207-208 278-283	1 19 4 3 9 1 5	20.85 5.66 8.69 10.59 5.28 16.94 1.57
DH-227	5+40W	3394N/4462E	015/-70	372-375	3	3.51
DH-228		3506N/4257E	020/-60	72-80 153-154 307-309 312-320	8 1 2 8	1.48 34.33 2.44 1.87
DH-229		3370N/4980E	020/-45	14-19 Incl.16-17	5 1	16.39 41.5
DH-230	3+00W	3397N/4716E	020/-45	123-124 127-130 Incl.127-128	1 3 1	9.67 19.67 56.52
DH-232		3299N/4795E	018/-55	178-184	6	5.04
DH-233		3299N/4795E	018/-64	54-56 192-194 238-239	2 2 1	2.14 5.53 24.86
DH-234	3+00W	3397N/4715E	020/-53	134-135	1	55.56
DH-239	3+00W	3396N/4715E	020/-66	161-165 Incl.162-163	4 1	13.02 25.96

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Masato Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-258	4+60N	59928N/4694E	110/-50	19-35 Incl.19-25	16 6	1.14 1.86
RC-285	9+80N	60442N/4800E	095/-65	157-166 Incl.158-161 199-211 Incl.201-206	9 3 12 5	1.24 2.21 2.31 4.48
RC-286	9+80N	60442N/4803E	095/-50	109-116 126-139	7 13	1.15 1.30
RC-288	10+20N	60473N/4807E	095/-70	168-180 Incl.171-173	12 2	1.71 7.36
RC-289	10+60N	60512N/4804E	095/-65	165-182 Incl.166-173	17 7	1.05 1.51
RC-290	3+00N	59784N/4618E	110/-50	50-57 80-90 Incl.81-85 95-107 Incl.101-106	7 10 4 12 5	1.94 1.33 2.09 1.13 1.76
RC-291	5+00N	59966N/4706E	110/-50	52-64 Incl.53-56	12 3	1.26 2.80
RC-292	3+00N	59782N/4618E	110/-75	111-120 Incl.113-115	9 2	8.92 37.61
RC-293	5+00N	59950N/4743E	110/-50	11-24	13	2.11
RC-295	3+00N	59796N/4587E	110/-70	125-131 Incl.128-129	6 1	6.92 18.45
RC-296	3+80N	59880N/4585E	110/-50	151-161 Incl.159-161	10 2	1.17 2.57
RC-297	4+20N	59914N/4605E	110/-50	2-3 139-153 Incl.140-145	1 14 5	66.63 2.53 5.51
RC-299	4+60N	59938N/4656E	110/-50	61-64	3	3.08
RC-305	9+20N	60381N/4789E	095/-56	78-93 141-173 Incl.164-173	15 32 9	1.33 1.44 2.63
RC-306	9+20N	60381N/4786E	095/-77	243-250 277-296 Incl.278-282	7 19 4	1.46 1.10 2.69
RC-307	8+60N	60381N/4786E	095/-75	194-202 218-227	8 9	2.79 1.77
RC-308	3+80N	60307N/4778E	110/-53	189-194 224-236	5 12	1.78 1.47
RC-309	3+80N	59893N/4549E	110/-64	90-92 183-202 Incl.189-193	2 19 4	6.64 1.45 4.11
RC-316	11+60N	60573N/4818E	095/-75	113-116 138-143	3 5	3.63 1.13
RC-321	5+00N	60616N/4824E	110/-50	115-119	4	2.05
RC-325*	1+00S	59987N/4756E	110/-50	7-18 27-66+ Incl.35-48 and 54-61	11 39+ 13 7	1.35 3.04 5.30 4.25

Masato Gold Deposit (…continued)
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-326	1+00S	59385N/4519E	110/-50	39-47 Incl.39-41	8 2	2.52 7.27
DH-237	2+40N	59385N/4519E	110/-70	126-150 and 141-148 154-175	24 7 21	2.00 3.86 1.11

* Hole RC-325 ended in mineralization at 66 metres.

Mineralized intervals are based on 1-metre composite samples utilizing a 0.25 g/t gold cut-off level with a maximum internal dilution of 4 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

June 5, 2008

Item 3.

Press Release

June 5, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 5th day of June, 2008.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN      Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll free (877) 529-8475
Fax: (604) 331-8773 E- mail: info@oromin.com

June 5 , 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

SIX DRILLS CONTINUE TO PROVIDE

EXCELLENT RESULTS AT SABODALA

➢

MOST RECENT DRILL RESULTS CONTINUE TO EXPAND GOLD MINERALIZATION AT THE GOLOUMA SOUTH, GOLOUMA WEST AND MASATO DEPOSITS INCLUDING:

o

12 metres of 10.95 g/t gold in DH-188 at Golouma South

o

22 metres of 5.68  g/t gold in DH-194 at Golouma South

o

19 metres of 5.66 g/t gold in DH-226 at Golouma West

o

5 metres of 16.39 g/t gold in DH-229 at Golouma West

o

9 metres of 8.92 g/t gold in DH-292  at Masato

o

39+ metres of 3.04 g/t gold in DH-325 at Masato

➢

INITIAL NI 43-101 COMPLIANT MINERAL RESOURCE ESTIMATE BY SRK SCHEDULED FOR END OF JUNE

➢

INITIAL DRILLING STARTED AT SABODALA NORTH, SEKOTO, GOUMBATI, NIAKAFIRI SOUTHEAST/NIAKAFIRI SOUTHWEST TARGETS.

Oromin Explorations Ltd. (“Oromin”) is pleased to announce additional results from the ongoing step-out and in-fill drilling program at the Golouma West, Golouma South and Masato Gold Deposits.  SRK Consulting (Canada) Inc. are undertaking a NI 43-101compliant inferred mineral resource estimate for these three deposits scheduled for completion and delivery the last week of June.

Currently, six drill rigs are involved in Oromin’s 140,000 metre, 2008 drilling program focused on resource definition and delineation of the Sabodala project’s numerous gold zones and deposits.  Results from the ongoing property-wide exploration program continue to support Oromin’s model of multiple gold deposits within the Sabodala Exploration Licence.

GOLOUMA SOUTH GOLD DEPOSIT

The Golouma South gold deposit is centred within a distinct 3-kilometre northeast trending gold geochemical anomaly that forms the southeast boundary of the extensive (2.0 km x 3.5 km) Golouma gold geochemical anomaly complex.

Our reverse circulation and diamond core drilling results continue to expand mineralization, now successfully drilled over a 1,065 metre strike extent, which ranges from the southernmost hole RC-265, which returned 12.62 g/t gold over 5 metres, to the Northeast portion of the deposit where RC-268 returned 7.40 g/t gold over 5 metres and 13.08 g/t gold over 6 metres.  Resource drilling to date (at 40-metre and 20-metre centres) has concentrated along 450 metres of the “main zone” area located between 3+75S and 0+75N.  Some of the most significant new results at Golouma South include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
DH-188	7	12	10.95
DH-194	82	22	5.68
DH-231	212	3	24.86
DH-235	173	7	6.29

GOLOUMA WEST GOLD DEPOSIT

The Golouma West Gold Deposit mineralization has now been traced over 1,500 metres on surface, and locally to over 300 metres at depth and remains open in all directions.  Oromin is currently drilling this deposit over a one kilometre extent, on 40-metre and locally 20-metre centres using both reverse circulation and diamond core rigs.

The results continue to expand mineralization.  Grade and thickness correlations continue to be excellent both along strike and to depth.   Some of the most significant new results at Golouma West include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
DH-223	102	9	5.52
DH-226 and	163 200	19 9	5.66 5.28
DH-229	14	5	16.39
DH-239	161	4	13.02

MASATO GOLD DEPOSIT

The Masato Gold Deposit is defined by a strong gold-in-soil geochemical anomaly 2.6 kilometres in length by up to 1.2 kilometres in width and by surface trenching.  It is located 1.2 kilometres due east of Mineral Deposits Ltd.’s gold deposit (2.01 million ounces of measured and indicated resources at 2.2 g/t gold) that is being readied for production in the fourth quarter of 2008.  (See MDL’s April 18, 2008 news release).

The Masato deposit trends northeast and dips moderately steeply to the west. It is currently being shallow drilled (up to -200 metre depth) on 40-metre and locally 20-metre centres over a 1.42 kilometre strike extent.  This deposit remains open in both directions and at depth.

Some of the most significant new results at Masato include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-285 Incl.	199 201	12 5	2.31 4.48
RC-292 Incl.	111 113	9 2	8.92 37.61
RC-297 Incl.	139 140	14 5	2.53 5.51
RC-305 Incl.	141 164	32 9	1.44 2.63
RC-307	194	8	2.79
RC-309 Incl.	183 189	19 4	1.45 4.11
RC-325 Incl.	27 35	39+ 13	3.04 5.30
DH-237 Incl.	126 141	24 7	2.00 3.86

OTHER GOLD TARGETS

In recent weeks, Oromin has begun drill-testing its other significant gold targets.  Each of these gold targets has returned excellent initial trench results similar to the initial trench results at Golouma West and Golouma South prior to Oromin’s early drilling success there.  In addition to soil geochemistry and trenching, Oromin is utilizing a recently completed High-Resolution Induced Polarization geophysical survey to assist with drill targeting.

To date, Oromin has completed five holes at Goumbati West, two holes at Sabodala North, six holes at Sekoto and five holes at the Niakafiri Southeast/Niakafiri Southwest targets.  The Niakafiri Southeast/Niakafiri Southwest targets are immediate on-trend extensions to Oromin’s Maki Medina target area where previous limited drilling returned up to 2.69 g/t gold over 12 metres in DH-75.  In addition, Oromin has initiated the drill-

testing of two sub-parallel IP anomalies to the east of the Masato deposit.  Results are pending for all the foregoing drill holes.

The following table outlines initial trenching results from some of Oromin’s many outside exploration targets:

Target	Interval (m)	Gold (g/t)
Sekoto	12	3.78
Korolo	13	3.22
Maleko	5	6.21
Clover Leaf	7	6.48
Kinemba	8	5.49

Doug Turnbull, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release.  TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

SCHEDULE

Golouma South Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-188	1+15N	2997N/5176E	110/-60	7-19 Incl.11-15	12 4	10.95 21.46
DH-194	1+15N	3024N/5097E	110/-60	73-75 82-104 Incl.86-93	2 22 7	10.53 5.68 12.90
DH-231	0+50S	3101N/5071E	110/-60	191-198 Incl.193-194 212-215 Incl.212-213	7 1 3 1	4.23 13.03 24.86 67.01
DH-235	0+50S	3116N/5033E	110/-60	166-167 173-180 Incl.176-180	1 7 4	15.29 6.29 9.50

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Golouma West Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-205	3+40W	3572N/4723E	015/-60	59-65	6	3.23
DH-223	2+60W	3431N/4770E	015/-70	92-98 102-111 Incl.104-108	6 9 4	1.35 5.52 10.35
DH-225	5+40W	3393N/4462E	015/-62	351-355	4	2.43
DH-226	7+60W	3670N/4285E	115/-68	0-1 163-182 Incl.165-169 and 178-181 200-209 Incl.207-208 278-283	1 19 4 3 9 1 5	20.85 5.66 8.69 10.59 5.28 16.94 1.57
DH-227	5+40W	3394N/4462E	015/-70	372-375	3	3.51
DH-228		3506N/4257E	020/-60	72-80 153-154 307-309 312-320	8 1 2 8	1.48 34.33 2.44 1.87
DH-229		3370N/4980E	020/-45	14-19 Incl.16-17	5 1	16.39 41.5
DH-230	3+00W	3397N/4716E	020/-45	123-124 127-130 Incl.127-128	1 3 1	9.67 19.67 56.52
DH-232		3299N/4795E	018/-55	178-184	6	5.04
DH-233		3299N/4795E	018/-64	54-56 192-194 238-239	2 2 1	2.14 5.53 24.86
DH-234	3+00W	3397N/4715E	020/-53	134-135	1	55.56
DH-239	3+00W	3396N/4715E	020/-66	161-165 Incl.162-163	4 1	13.02 25.96

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

Masato Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-258	4+60N	59928N/4694E	110/-50	19-35 Incl.19-25	16 6	1.14 1.86
RC-285	9+80N	60442N/4800E	095/-65	157-166 Incl.158-161 199-211 Incl.201-206	9 3 12 5	1.24 2.21 2.31 4.48
RC-286	9+80N	60442N/4803E	095/-50	109-116 126-139	7 13	1.15 1.30
RC-288	10+20N	60473N/4807E	095/-70	168-180 Incl.171-173	12 2	1.71 7.36
RC-289	10+60N	60512N/4804E	095/-65	165-182 Incl.166-173	17 7	1.05 1.51
RC-290	3+00N	59784N/4618E	110/-50	50-57 80-90 Incl.81-85 95-107 Incl.101-106	7 10 4 12 5	1.94 1.33 2.09 1.13 1.76
RC-291	5+00N	59966N/4706E	110/-50	52-64 Incl.53-56	12 3	1.26 2.80
RC-292	3+00N	59782N/4618E	110/-75	111-120 Incl.113-115	9 2	8.92 37.61
RC-293	5+00N	59950N/4743E	110/-50	11-24	13	2.11
RC-295	3+00N	59796N/4587E	110/-70	125-131 Incl.128-129	6 1	6.92 18.45
RC-296	3+80N	59880N/4585E	110/-50	151-161 Incl.159-161	10 2	1.17 2.57
RC-297	4+20N	59914N/4605E	110/-50	2-3 139-153 Incl.140-145	1 14 5	66.63 2.53 5.51
RC-299	4+60N	59938N/4656E	110/-50	61-64	3	3.08
RC-305	9+20N	60381N/4789E	095/-56	78-93 141-173 Incl.164-173	15 32 9	1.33 1.44 2.63
RC-306	9+20N	60381N/4786E	095/-77	243-250 277-296 Incl.278-282	7 19 4	1.46 1.10 2.69
RC-307	8+60N	60381N/4786E	095/-75	194-202 218-227	8 9	2.79 1.77
RC-308	3+80N	60307N/4778E	110/-53	189-194 224-236	5 12	1.78 1.47
RC-309	3+80N	59893N/4549E	110/-64	90-92 183-202 Incl.189-193	2 19 4	6.64 1.45 4.11
RC-316	11+60N	60573N/4818E	095/-75	113-116 138-143	3 5	3.63 1.13
RC-321	5+00N	60616N/4824E	110/-50	115-119	4	2.05
RC-325*	1+00S	59987N/4756E	110/-50	7-18 27-66+ Incl.35-48 and 54-61	11 39+ 13 7	1.35 3.04 5.30 4.25

Masato Gold Deposit (…continued)
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-326	1+00S	59385N/4519E	110/-50	39-47 Incl.39-41	8 2	2.52 7.27
DH-237	2+40N	59385N/4519E	110/-70	126-150 and 141-148 154-175	24 7 21	2.00 3.86 1.11

* Hole RC-325 ended in mineralization at 66 metres.

Mineralized intervals are based on 1-metre composite samples utilizing a 0.25 g/t gold cut-off level with a maximum internal dilution of 4 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

OROMIN      Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll free (877) 529-8475
Fax: (604) 331-8773 E- mail: info@oromin.com

June 27, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN ADOPTS SHAREHOLDER RIGHTS PLAN

Oromin Explorations Ltd. (TSX-V: OLE; OTC/BB-OLEPF) is pleased to report that its Board of Directors has adopted a Shareholder Rights Plan.  The objective of the Plan is to ensure that all shareholders of Oromin are treated equally and fairly in connection with any takeover bid for Oromin.  The Plan is not intended to block takeover bids, but will discourage discriminatory or unfair takeover tactics and provide the Board of Directors sufficient time to fully evaluate a takeover offer and pursue alternatives to maximize shareholder value.  The Plan is similar to many plans adopted by other Canadian companies.  Oromin is not aware of any pending or threatened takeover bid for its shares.

In order to implement the Plan, the Board has authorized the issue, effective today, of one right in respect of each outstanding common share of Oromin.  Until the occurrence of certain events, the rights will trade with the common shares and be represented by the certificates for the common shares.

On the occurrence of certain triggering events, including the acquisition by a person or group of 20% or more of the outstanding common shares of Oromin in a transaction not approved by the directors, the rights will entitle holders (other than the acquiring person or group) to acquire shares of Oromin having a market value of $40 for $20, ie. a 50% discount to the prevailing market price.  The rights will not be triggered, however, by purchases of common shares of Oromin made under a “permitted bid”.  A permitted bid is a takeover bid made for all shares to all holders of common shares of Oromin on identical terms, which also complies with certain other conditions, including a requirement that it remain open for at least 60 days.

Although the Plan is effective immediately, it is subject to a shareholder confirmation at the 2008 Annual and Special Meeting to be held July 29, 2008.  Once confirmed by shareholders the Plan will be operative for a ten year term.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

June 30, 2008

Item 3.

Press Release

June 27, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer adopts shareholder rights plan.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 30th day of June, 2008.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN      Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll free (877) 529-8475
Fax: (604) 331-8773 E- mail: info@oromin.com

June 27, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN ADOPTS SHAREHOLDER RIGHTS PLAN

Oromin Explorations Ltd. (TSX-V: OLE; OTC/BB-OLEPF) is pleased to report that its Board of Directors has adopted a Shareholder Rights Plan.  The objective of the Plan is to ensure that all shareholders of Oromin are treated equally and fairly in connection with any takeover bid for Oromin.  The Plan is not intended to block takeover bids, but will discourage discriminatory or unfair takeover tactics and provide the Board of Directors sufficient time to fully evaluate a takeover offer and pursue alternatives to maximize shareholder value.  The Plan is similar to many plans adopted by other Canadian companies.  Oromin is not aware of any pending or threatened takeover bid for its shares.

In order to implement the Plan, the Board has authorized the issue, effective today, of one right in respect of each outstanding common share of Oromin.  Until the occurrence of certain events, the rights will trade with the common shares and be represented by the certificates for the common shares.

On the occurrence of certain triggering events, including the acquisition by a person or group of 20% or more of the outstanding common shares of Oromin in a transaction not approved by the directors, the rights will entitle holders (other than the acquiring person or group) to acquire shares of Oromin having a market value of $40 for $20, ie. a 50% discount to the prevailing market price.  The rights will not be triggered, however, by purchases of common shares of Oromin made under a “permitted bid”.  A permitted bid is a takeover bid made for all shares to all holders of common shares of Oromin on identical terms, which also complies with certain other conditions, including a requirement that it remain open for at least 60 days.

Although the Plan is effective immediately, it is subject to a shareholder confirmation at the 2008 Annual and Special Meeting to be held July 29, 2008.  Once confirmed by shareholders the Plan will be operative for a ten year term.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”________

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.